EXHIBIT 10.41

July 20, 2004

Mr. Richard R. Grigg
13000 West Hawthorne Lane
New Berlin, WI 53151

Dear Dick:

     The purpose of this letter agreement (“Agreement”) is to set forth the general terms and conditions of your employment as Executive Vice President and Chief Operating Officer of FirstEnergy Corp. (“FirstEnergy” or the “Company”).

     Your employment with the Company will commence on the Effective Date of this Agreement (as defined below). Your duties and responsibilities as Executive Vice President and Chief Operating Officer will be commensurate with those customarily performed, undertaken and exercised by persons situated in a similar executive capacity, including, without limitation responsibility for the FirstEnergy Fossil, Energy Delivery and Commodity Business Units and such other duties as may be assigned from time to time. In consideration of your performance of such duties you will be compensated as follows:

(a)	Base Salary. You will receive a base salary (the “Base Salary”) at an annual rate of Six Hundred Thousand Dollars ($600,000) which will be payable in accordance with the existing payroll practices of FirstEnergy. The Base Salary will be reviewed at least annually at the same time as the base salaries of FirstEnergy’s other senior executive officers.

(b)	Annual Bonus. You will become a participant in FirstEnergy’s Executive and Director Incentive Compensation Plan (“EICP”) and be eligible to receive an annual bonus each year under the Short-Term Incentive Program (“STIP”) component of the EICP (or any successor program). Your annual short-term target opportunity will be set by the Compensation Committee of the Board of Directors at the same time as other senior executive officers. For the remainder of the 2004 payroll year your target bonus opportunity will be 70% of the Base Salary paid to you during that time. Any annual incentive compensation awarded to you will be payable in accordance with the provisions of the STIP. Note that any award based on performance during 2004 as well as for the year in which your employment ends shall be prorated based on the actual time worked during such years. The Key Performance Indicators (“KPIs”), which serve as the basis for determining the amount of the annual bonus earned, will be set and approved by the Company’s Board of Directors and provided to you as soon as practicable thereafter.

(c)	Long-Term Incentive Compensation. In lieu of participation in FirstEnergy’s Long-Term Incentive Program (“LTIP”), a component of the EICP, for the year 2004, the Company will grant you non-qualified stock options to purchase shares of FirstEnergy common stock on the Effective Date covering an approximate stock value of 200% of the amount of Base Salary payable to you between the Effective Date and the end of the 2004 payroll year, such stock value being a binomial value of $7.67 per option. The Option Price of the shares underlying the options will be equal to the average price of FirstEnergy’s common stock on the New York Stock Exchange on the Effective Date and rounded to the closest number of whole shares. The options will be granted under and subject to the terms of the Company’s EICP and will carry a ten-year term with four-year equal annual step vesting. You will receive a Stock Option Agreement setting forth additional terms of the grant. For purposes of the Stock Option Agreement, you will be deemed to have retired if you work at least three years from the Effective Date of this Agreement.

The LTIP is currently under review by the Company, and we expect the Compensation Committee of the Board of Directors to approve a new LTIP design at the Committee’s September 2004 meeting. For the 2005 payroll year and all subsequent payroll years during your employment, you will be eligible for a long-term incentive opportunity consistent with the approved and redesigned LTIP. Any incentive compensation awarded to you will be payable according to the provisions of the LTIP. Any award based on performance during the year in which your employment ends shall be prorated based on the actual time worked during such year and paid in accordance with the terms of the LTIP. In the absence of the foregoing provisions of this Agreement, your 2004 total target incentive opportunity under the EICP would have been 240% of your base compensation, such percentage being comprised of a 70% STIP opportunity and 170% LTIP opportunity. Your 2005 total target incentive opportunity will be set and approved by the Company’s Board of Directors based on competitive data at the same time as other senior executive officers.

(d)	Change in Control Agreement. As a result of the passage of a non-binding proposal by a shareholder with respect to future change in control agreements, the Board of Directors is currently reviewing this matter and has not yet determined what course of action, if any, it might take in response. After completion of that review, a change in control agreement will be extended to you on the terms approved by the Board of Directors and consistent with its course of action in response to the shareholder proposal.

(e)	Employee Benefits. The Company maintains a Flexible Benefits Plan that includes programs providing health care insurance, dental insurance, group term life insurance, accident death and dismemberment insurance, long term disability, long term care, dependent care and health care spending accounts. Except as set forth in the following paragraph, you will be eligible to participate in the FirstEnergy Flexible Benefits Plan, as well as all executive and employee welfare benefit plans, programs, policies and arrangements sponsored, maintained or contributed to by FirstEnergy on the same level as other senior executive officers of FirstEnergy, subject to the terms and conditions of such plans.

It is our understanding that you currently maintain health care and life insurance coverage under the terms of your retirement from your prior employer and will do so until March 1, 2007. Consequently, your eligibility to participate in the health care and group life insurance coverages under the Flexible Benefits Plan will not commence until March 1, 2007. Moreover, at the conclusion of your employment with the Company, you will be granted seven (7) years of service credit in addition to any service credit actually earned for purposes of calculating eligibility and contribution towards retiree health care coverage under the Flexible Benefits Plan or any successor plan.

(f)	Pension Benefits. You will be eligible to participate in any and all of FirstEnergy’s qualified and non-qualified pension, retirement, and deferred compensation plans, programs, policies, and arrangements as they relate to FirstEnergy’s senior executive officers with the exception of the Supplemental Executive Retirement Program (“SERP”). Your participation in any of the programs for which you are eligible will be on the same terms and conditions as applicable to other participants in those programs and will be governed by the applicable plan documents.

In lieu of participation in the SERP, you will receive a grant of restricted FirstEnergy common stock on the Effective Date with an approximate value of $500,000. The number of shares of restricted stock granted will be equal to such value divided by the average price of the Company’s common stock on the New York Stock Exchange on the Effective Date and rounded to the closest number of whole shares. The restricted stock will be granted under and subject to the terms of the Company’s EICP and will 100% vest three years from the date granted. Should your employment continue beyond such time, you will not be permitted to sell the shares (other than the minimum amount necessary to pay for the associated taxes) until such time your employment terminates. A Restricted Stock Agreement will be prepared outlining the specific details.

(g)	Expenses. You will be entitled to reimbursement of all business, travel, and entertainment expenses incurred by you on behalf of FirstEnergy in the course of the performance of your duties hereunder in the same manner as other senior executive officers. You will also be entitled to receive reimbursements and benefits under FirstEnergy’s Relocation Program for Current Employees, Package B, as set forth in Human Resources Letter 204.

(h)	Vacations. You will be entitled to vacation in each calendar year in accordance with the Company’s policy in effect from time to time as it relates to the Company’s senior executive officers, but in no event less than 25 days per full calendar year worked. For 2004, you will receive 15 days of vacation.

(i)	Financial Planning. You will be entitled to the financial planning benefits available to other senior executive officers.

(j)	Other Interests. You agree to either resign from or not begin, as appropriate, any term of office as a Director of Allete or of any other Company. You further agree to obtain all appropriate written assurances as determined to be sufficient by FirstEnergy from Wisconsin Energy Corporation that your acceptance of employment with FirstEnergy does not violate any noncompetition covenants that may be in effect.

It is anticipated that you will begin working on or about August 20, 2004 or such later date on which the conditions noted in subparagraph (j) above, have been satisfied. August 20, 2004, or such later date, shall be considered the Effective Date of this Agreement. This Agreement will expire three (3) years from the Effective Date, unless either terminated early by either party for any reason upon written notice given 60 days in advance, or mutually extended in writing. This offer is contingent upon your taking and passing a pre-employment physical, which includes a drug and alcohol test. The Company will pay the cost of the medical examination.

If this Agreement accurately reflects our agreement and understanding, please sign the enclosed copy and return it to me.

Very Truly Yours,

First Energy Corp.

By:

Anthony J. Alexander
Chief Executive Officer

Agreed and Accepted:

Richard R. Grigg

Dated: